 Exhibit 99.1

High Tide Announces Its Cabana Club Loyalty Program has Surpassed 515,000 Members and Adds Two Stores to Its Network

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021 to its short form base shelf prospectus dated April 22, 2021.

CALGARY, AB, May 20, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that its Cabana Club loyalty program has surpassed the milestone of 515,000 members. This figure represents 110% growth from the 245,000 members the Cabana Club had when the Company launched its innovative cannabis discount club model less than seven months ago.

High Tide Inc. May 20, 2022 (CNW Group/High Tide Inc.)

OPENING OF CANNA CABANA STORE IN KITCHENER, ONTARIO

The Company also announced that its Canna Cabana retail cannabis store located at 1375 Weber Street East in Kitchener, Ontario, has begun selling recreational cannabis products for adult use. This opening represents High Tide's 121st branded retail location across Canada, and 39th in Ontario, selling recreational cannabis products and consumption accessories. This store further grows High Tide's footprint in the Kitchener-Waterloo Region, which is Ontario's fifth-largest metropolitan area with a population of over 575,000, and is home to multiple large post-secondary institutions including Wilfred Laurier University, the University of Waterloo, and Conestoga College. The store is located in a retail plaza, adjacent to Ontario Highway 8, that is anchored by a major national grocery chain and discount retailers.

"I know that the last several months have been incredibly difficult in the capital markets, including our own equity performance. As the largest shareholder of High Tide, I have also been feeling the effects of these trying times. Despite these challenges, I have yet to sell a single share, and continue to view High Tide as an undervalued company - a sentiment which is shared by the entire senior management and board of directors of the Company. Our business continues to grow further from the highs we set in Q1 2022 and our business fundamentals remain strong, as evidenced by the exponential increase in our Cabana Club membership, which now stands at over 515,000," said Raj Grover, President and Chief Executive Officer of High Tide. "We also continue to grow our presence in strategic markets, such as through the opening of our new store in Kitchener, which builds on our success in the Kitchener-Waterloo area, a region with favourable cannabis demographics where we have strong brand recognition and a foothold from our three established locations. As a hub for tech talent and higher education, the Kitchener-Waterloo region's quick growth and younger population, relative to the provincial average makes it an ideal market for our company. High Tide's Canadian bricks-and-mortar discount club model has continued to exceed expectations in both revenue and customer volume, and throughout the remainder of 2022, we plan to further grow our Canna Cabana store network, with the goal of ending the year with 150 locations," added Mr. Grover.

CLOSING OF CROSSROADS CANNABIS ACQUISITION LOCATED IN WOODSTOCK

The Company is also pleased to announce that further to its press releases dated March 3, 2022 and April 27, 2022, the Company has completed its acquisition (the "Acquisition") of the final remaining operating cannabis store in Ontario (the "Store") operating under the name Crossroads Cannabis ("Crossroads"), for CAD$0.6 Million. The Store is located in Woodstock, Ontario, in a shopping centre anchored by a large national home improvement store. The closing of the Acquisition, together with the aforementioned opening of the new Canna Cabana store in Kitchener, grows the number of High Tide's branded retail cannabis stores to 122 across Canada, and 40 in Ontario.

TRANSACTION DETAILS

The Acquisition was completed pursuant to the terms of an asset purchase agreement dated March 2, 2022, as amended on April 22, 2022 (the "Acquisition Agreement"). High Tide acquired the Store for 138,656 common shares of High Tide (each a "High Tide Share") valued at CAD$634 Thousand (the "Share Consideration"), at a deemed price of CAD$4.573 per High Tide Share, being equal to the Discounted Market Price (as such term is defined in the TSX Venture Exchange ("TSXV") policies) as of the date the Acquisition was initially announced. The closing of the Acquisition remains subject to final approval from the TSXV.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised Canadian retailer of recreational cannabis as measured by revenue, with 122 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones; the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the impact of the COVID-19 pandemic and market conditions on the Company's current and future operations; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share and reach; the performance of the Company's business and the operations and activities of the Company; the Company will add the number of additional cannabis retail store locations the Company proposes to add to the Company's business and remain on a positive growth trajectory; the Company completing the development of its cannabis retail stores; the Company's ability to generate cash flow from operations and from financing activities; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the Company's intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures; the Cabana Club loyalty program continuing to gain traction and growing its membership; the Company reaching its goal of leading global cannabis across all business segments in which they operate; the Company continuing to integrate and expand its brands; the Company receiving TSXV approval for the Acquisition; and the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of Management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Cabana Club loyalty program will continue to gain traction and grow its membership; the Company will reach its goal of leading global cannabis across all business segments in which they operate; the Company will continue to integrate and expand its brands; the Company will add the additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; the Company will receive TSXV approval to complete the Acquisition; and the Company will complete the development of its cannabis retail stores.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Cabana Club loyalty program will not continue to grow its membership and stagnate; risk that the Company will not reach its goal of leading global cannabis across all business segments in which they operate; risk that the Company will be unable to continue to integrate and expand its brands; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; risk that the Company will not receive approval from the TSXV to close the Acquisition; and risks that the Company will be unable to complete the development of any or all of its cannabis retail stores.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 20-MAY-22